

December 4, 2013

Via E-mail
Dawn M. Zier
President and Chief Executive Officer
Nutrisystem, Inc.
Fort Washington Executive Center
600 Office Center Drive
Fort Washington, PA 19034

Re: Nutrisystem, Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed March 12, 2013
File No. 000-28551

Dear Ms. Zier:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

1. We note your disclosure that your financial performance has been adversely impacted by a number of factors, including the economic downturn, declines in consumers' discretionary spending and increased competitive activity. In future filings, when discussing operating results, please quantify or otherwise attribute the relative contributions of these and any other material factors to your performance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Dean Brazier, Staff Attorney, at (202) 551-3485, Dietrich King, Legal Branch Chief, at (202) 551-3338 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara Ransom
Assistant Director

cc: Mike Monahan
         Kathleen Simone